99.1


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Ocwen Federal Bank FSB
Compliance Certification Year Ended December 31, 2004
Equifirst 2004-3

The undersigned Officer of Ocwen Federal Bank FSB (the "Servicer") confirms that a review of the activities of the Servicer during the calendar year ending December 31, 2004 and of the performance of the Servicer under the Pooling and Servicing Agreement for Equifirst Mortgage Loan Trust 2004-3, Asset-Backed Certificates, Series 2004-3 dated November 15, 2004 (the "Servicing Agreement") has been made under his supervision. Except as noted on the Management Assertion on Compliance with USAP, to the best of the undersigned Officer's knowledge, based on such review, the Servicer has fulfilled all of its obligations as set forth in the Servicing Agreement.

By: /s/: Scott W. Anderson
Scott W. Anderson, Senior Vice President

Dated: March 15, 2005




Ocwen Federal Bank FSB
1675 Palm Beach Lakes Boulevard, West Palm Beach, FL 33401
Mail to: P.O Box 24737, West Palm Beach, FL 33416-4737